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MICHELLE WONG michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

November 5, 2019

VIA EDGAR CORRESPONDENCE

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (“GST”)

File Nos. 033-17619 and 811-05349

Goldman Sachs Variable Insurance Trust

(“GSVIT” and, together with GST, the “Registrants”)

File Nos. 333-35883 and 811-08361

Dear Ms. Larkin:

This letter responds to comments you provided to Christopher Dailey and me of Dechert LLP during a telephonic discussion on October 28, 2019 with respect to your review of the preliminary joint proxy materials of the Registrants, as filed with the Securities and Exchange Commission on October 18, 2019 (“Preliminary Proxy Materials”). We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Materials.

Comments on Preliminary Proxy Materials

1.

Comment: In the “Important Information to Help You Understand and Vote on the Proposals” section, the Registrants note that “[e]ach Fund’s expenses will increase by a relatively immaterial amount.” Please confirm that the expenses incurred in connection with appointing two additional Trustees will not impact any Fund’s fee table.

Response: The Registrants hereby confirm that the expenses incurred in connection with appointing two additional Trustees will not impact any Fund’s fee table.

2.	Comment: In connection with Proposal 2, in the “Important Information to Help You Understand and Vote on the Proposals” section, please add disclosure highlighting the risks of a non-diversified fund.

November 5, 2019 Page 2

Response: The Registrants have updated the “Important Information to Help you Understand and Vote on the Proposals – Questions and Answers – Why am I being asked to approve a change to the sub-classification of the Goldman Sachs Large Cap Growth Insights Fund from diversified to non-diversified?” section to include the following:

If Proposal 2 is approved, as a non-diversified fund, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

3.

Comment: The preliminary proxy statement notes that the Investment Adviser has agreed to reimburse fund expenses to the extent that proxy-related costs exceed a specified percentage of the fund’s net assets. Please explain supplementally the likelihood that the Investment Adviser will be obligated to reimburse such expenses and if the Investment Adviser will be allowed to recoup the reimbursement.

Response: Based on the current set of facts and estimates of the proxy-related costs, the Investment Adviser anticipates that approximately nine Funds will receive an expense reimbursement in connection with the proxy-related costs. The Investment Adviser also confirms that it will not be allowed to recoup the reimbursed expenses.

4.

Comment: Proposal 1 discusses the Governance and Nominating Committee and the duties for which it has been established. Please confirm all information required by Item 22(b)(15)(i) and (ii) of Schedule 14A is provided.

Response: The Registrants hereby confirm that the preliminary proxy statement contains all information required by Item 22(b)(15)(i) and (ii) of Schedule 14A.

5.	Comment: In the Trustee Compensation table, please add a column for the aggregate Trustee compensation paid by the Goldman Sachs Large Cap Growth Insights Fund per Item 22(b)(13)(i) of Schedule 14A.

Response: The Registrants have updated the Trustee Compensation table to reflect the aggregate Trustee compensation paid by the Goldman Sachs Large Cap Growth Insights Fund for the Fund’s fiscal year ended October 31, 2018.

November 5, 2019 Page 3

6.	Comment: In Proposal 2, please explain what will happen if shareholders do not approve the Proposal, or otherwise point to appropriate disclosure to this effect.

Response: The Registrants have updated the “Proposal 2” section to include the following:

Shareholders should note that if the change in the Large Cap Growth Insights Fund’s sub-classification to “non-diversified” is not approved, the Fund will remain “diversified” and remain subject to the Fund’s related fundamental investment restriction to not “make any investment inconsistent with the Fund’s classification as a diversified company under the [1940] Act.”

7.

Comment: Under Item 9(e)(5)(ii) of Schedule 14A, please disclose the percentage of services described in each of paragraphs (e)(2) through (e)(4) of Item 9 that were approved by the Audit Committee pursuant to 17 C.F.R. 210.2-01(c)(7)(i)(C).

Response: The Registrants respectfully note that in the “Independent Registered Public Accountants – All Other Fees” section, the proxy statement discloses the following:

With respect to Rule 2-01(c)(7)(i)(C) of Regulation S-X, there were no fees within this category that were approved by the Audit Committee pursuant to the de minimis exception for the Funds’ two most recent fiscal years on behalf of (i) the Funds’ service providers that relate directly to the operations and financial reporting of the Funds, or (ii) the Funds themselves.

The Registrants respectfully submit that this disclosure appropriately addresses the Staff’s comment.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong
Michelle Wong

November 5, 2019 Page 4

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Christopher Dailey, Dechert LLP